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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Klein Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue (12th Floor)
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George R. Schinkel (212) 409-2412
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAY 21 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, George R. Schinkel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Klein Group, LLC, as of 12/31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

JACOB JORDAN
Comm. Exp. 10/05/2019
NOTARY PUBLIC
Comm. No. 01JO6331345
NEW YORK COUNTY, STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KLEIN GROUP, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
The Klein Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Klein Group, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

Marcum LLP

Melville, NY
February 27, 2019

MARCUMGROUP
MEMBER

Marcum LLP ▪ 10 Melville Park Road ▪ Melville, New York 11747 ▪ Phone 631.414.4000 ▪ Fax 631.414.4001 ▪ marcumllp.com

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets		
Cash	$ 14,768,252	
Restricted cash	177,439	
Accounts receivable	9,750,000	
Prepaid expenses	479,920	
Property and equipment, net	436,913	
Total Assets		$ 25,612,524
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 539,932	
Due to member	618,915	
Deferred revenue	166,317	
Deferred rent	361,231	
Accrued bonus	7,600,000	
Total Liabilities		$ 9,286,395
Commitments and Contingencies		
Member's Equity		16,326,129
Total Liabilities and Member's Equity		$ 25,612,524

The accompanying notes are an integral part of this financial statement.

THE KLEIN GROUP, LLC

NOTE TO FINANCIAL STATEMENT

DECEMBER 31, 2018

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Klein Group, LLC (the "Company") was formed in September 1998 under the laws of the State of Florida as Capitalink L.L.C. On April 20, 2010, in connection with a Membership Interest Purchase Agreement, M. Klein and Company, LLC ("M. Klein LLC") purchased 100% of the Company's interest. The Company changed its name to The Klein Group, LLC on April 29, 2010. As a limited liability company, the member's potential liability is limited to the assets available in the operating entity. The Company's registration as a broker-dealer with the Securities and Exchange Commission (the "SEC") became effective on March 11, 1999. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company's business consists of providing advisory services to its clients.

As provided for in the Company's limited liability company operating agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2018 through the date this financial statement was available to be issued for matters that required disclosure or adjustment in this financial statement. Based upon the evaluation, except as disclosed below, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement. In January and February 2019, the Company made distributions to M. Klein LLC totaling $6,500,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2018, the Company had no cash equivalents. The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

RESTRICTED CASH

Restricted cash represents cash, which the Company is required to maintain in money market accounts or in the form of a certificate of deposit as collateral for security for a lease of its office space.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends unsecured credit in the normal course of business to its clients. The allowance for doubtful accounts reflects management's best estimates of probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience and other currently available evidence. At December 31, 2018, an allowance for doubtful accounts is not provided since in the opinion of management, all accounts are deemed collectible. All of the accounts receivable at December 31, 2018 represents amounts due from three customers.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. The costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts. Art is carried at historical cost. Depreciation is not required to be provided on art that has an indefinite life and there is no expected reduction in value with the passage of time; however, the carrying amount of the art will be reviewed when there is evidence of impairment.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company recognizes such impairment in the event the net book value of such assets exceeds the future net cash flows expected to be generated by the assets. There was no impairment of long-lived assets at December 31, 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED RENT

Deferred rent is comprised of deferred obligations established as a result of lease incentives including rent holidays.

INCOME TAXES

The Company is treated as a disregarded entity for income tax purposes as it files consolidated tax returns with its sole member. M. Klein LLC is treated as a partnership for income tax purposes and accordingly, is not subject to federal and state income taxes in any jurisdiction. Each member of M. Klein LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. The Company is subject to New York City Unincorporated Business Tax ("UBT).

The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income tax expense. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, tax returns for three years from the date of filing remain subject to examination by the tax authorities as of December 31, 2018.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, the Company's share of the consolidated groups' UBT was $673,915, of which $618,915 is included in due to member on the accompanying statement of financial condition.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31, 2018:

	Amount	Estimated Useful Lives
Furniture and fixtures	$427,224	7 Years
Computer equipment	124,094	5 Years
Leasehold improvements	224,661	Term of Lease
Art	96,475	Indefinite
	872,454	
Less: accumulated depreciation and amortization	(435,541)	
Property and Equipment, Net	$436,913	

NOTE 5 - RETIREMENT PLAN

The Company sponsors The Klein Group, LLC, 401(k) Plan (the "Plan), a defined contribution plan for the benefit of the Company's eligible employees. Eligible participants may join the Plan after 6 months of full time employment. All funds are self-directed by the participant. The Company's employer contributions are discretionary. For the year ended December 31, 2018, the Company will contribute $109,462 to employee accounts as part of the safe harbor provision of the Plan. This amount is recorded in accrued expenses and other liabilities in the accompanying statement of financial condition.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company entered into an operating lease for the office space it currently occupies on September 30, 2014. The lease became effective on June 16, 2015 for a term of 10 years with each of the parties having the right to terminate after 5 years with the terminating party paying a $500,000 cancellation fee. The lease provided for free rent for the first 10 months of the lease. In June 2018, the Company entered into a lease amendment whereby 1) the $500,000 cancellation fee payment was removed and 2) additional office space was leased, which the Company will take possession during the year ended December 31, 2019.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Minimum annual rental commitments under this operating lease at December 31, 2018, are as follows:

For the Year Ending December 31,	Amount
2019	$ 1,011,400
2020	1,011,400
2021	1,087,249
2022	1,112,532
2023	1,112,532
Thereafter	1,576,087
Total	$ 6,911,200

LETTER OF CREDIT

The Company has approximately $177,000 (which represents approximately 102% of the required security deposit for the new operating lease effective June 16, 2015) in a standby letter of credit as of December 31, 2018, which expires in April 2025.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2018, the Company had net capital of $5,481,857, which was $4,862,764 in excess of its required net capital of $619,093. The Company had aggregate indebtedness of 9,286,395 at December 31, 2018. The Company's capital ratio was 1.69 to 1.

774577418410

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FROM

M. Klein and Company
George Schinkel
640 5th Avenue
12th Floor
NEW YORK CITY, NY US 10019
212 380-7500

TO

U.S Securities and Exchange Com.
Broker Dealer regulation
WASHINGTON, DC US 20549
202 942-8088

Shipment Facts

TRACKING NUMBER 774577418410	**SERVICE** FedEx Standard Overnight	**WEIGHT** 0.5 lbs / 0.23 kgs
DELIVERY ATTEMPTS 1	**DELIVERED TO** Shipping/Receiving	**TOTAL PIECES** 1
TOTAL SHIPMENT WEIGHT 0.5 lbs / 0.23 kgs	**TERMS** Shipper	**PACKAGING** FedEx Envelope
SPECIAL HANDLING SECTION Deliver Weekday	**STANDARD TRANSIT** 2/28/2019 by 8:00 pm	**SHIP DATE** Wed 2/27/2019
ACTUAL DELIVERY Thu 2/28/2019 9:24 am		

Travel History

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Thursday , 2/28/2019

9:24 am	WASHINGTON, DC	Delivered
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8:53 am	WASHINGTON, DC	On FedEx vehicle for delivery
7:40 am	WASHINGTON, DC	At local FedEx facility
5:23 am	DULLES, VA	At destination sort facility
4:33 am	NEWARK, NJ	Departed FedEx location
Wednesday, 2/27/2019		
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9:52 pm	NEW YORK, NY	Left FedEx origin facility
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